FILED BY ODNB FINANCIAL CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: NATIONAL CAPITAL BANCORP, INC.

1 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 1 MERGER OF EQUALS BETWEEN ODNB FINANCIAL CORPORATION AND NATIONAL CAPITAL BANCORP, INC. JUNE 15, 2026 One of the Nation’s Fastest-Growing Community Banks and Washington’s Oldest Bank Join Forces

2 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 2 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, but instead represent only the beliefs, expectations, or opinions of ODNB Financial Corporation (“ODNB”) and National Capital Bancorp, Inc. (“NACB”) and their respective management teams regarding future events, many of which, by their nature, are inherently uncertain and beyond the control of ODNB and NACB. Forward-looking statements may be identified by the use of such words as: “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or words of similar meaning, or future or conditional terms, such as “will,” “would,” “should,” “could,” “may,” “likely,” “probably,” or “possibly.” These statements may address issues that involve significant risks, uncertainties, estimates, and assumptions made by management, including Mark Merrill’s and Randy Anderson’s quotations and statements about (i) the benefits of the proposed transaction, including future financial and operating results, costs savings, enhancement to revenue and accretion to reported earnings that may be realized from the proposed transaction; (ii) the expected timing of completion of the proposed transaction; and (iii) ODNB’s and NACB’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. In addition, these forward-looking statements are subject to various risks, uncertainties, estimates, and assumptions with respect to future business strategies and decisions that are subject to change and difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Although ODNB’s and NACB’s respective management teams believe that estimates and assumptions on which forward-looking statements are based are reasonable, such estimates and assumptions are inherently uncertain. As a result, actual results may differ materially from the anticipated results discussed in these forward-looking statements as a result of a variety of factors, many of which are beyond the control of ODNB and NACB. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of NACB may not be successfully integrated into ODNB or the business of Old Dominion National Bank may not be successfully integrated into The National Capital Bank of Washington, or such integration may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the proposed transaction may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the proposed transaction, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (5) the outcome of any legal proceedings that may be instituted against ODNB or NACB; (6) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between ODNB and NACB; (7) reputational risk and potential adverse reactions of ODNB’s or NACB’s customers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction; (8) the dilution caused by ODNB’s issuance of additional shares of its capital stock in connection with the proposed transaction; (9) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; (10) certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; (11) economic, legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which ODNB and NACB are engaged; (12) competitive pressures in the banking industry that may increase significantly; (13) changes in the interest rate environment that may reduce margins and/or the volumes and values of loans made or held as well as the value of other financial assets held; (14) an unforeseen outflow of cash or deposits or an inability to access the capital markets, which could jeopardize ODNB’s or NACB’s overall liquidity or capitalization; (15) changes in the creditworthiness of customers and the possible impairment of the collectability of loans; (16) insufficiency of ODNB’s or NACB’s allowance for credit losses due to market conditions, inflation, changing interest rates or other factors; (17) adverse developments in the financial industry generally, responsive measures to mitigate and manage such developments, related supervisory and regulatory actions and costs, and related impacts on customer and client behavior; (18) general economic conditions, either nationally or regionally, that may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services; (19) unusual and infrequently occurring events, such as weather-related or natural disasters, geopolitical conflicts, acts of war or terrorism, or public health events; (20) cybersecurity threats or attacks, whether directed at ODNB or NACB or at vendors or other third parties with which ODNB or NACB interact; (21) the implementation of new technologies, and the ability to develop and maintain reliable electronic systems; (22) changes in business conditions; (23) changes in the securities market; and (24) changes in the local economics with regard to ODNB’s and NACB’s respective market areas. These factors are not necessarily all of the factors that could cause ODNB’s, NACB’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm ODNB’s, NACB’s or the combined company’s results. Additional factors that could cause results to differ materially from those described above may be found in the Registration Statement on Form S-4 that ODNB will file with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on ODNB, NACB or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. ODNB and NACB urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by ODNB and NACB. Forward-looking statements speak only as of the date they are made and ODNB and/or NACB undertake no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

3 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 3 DISCLAIMER Important Additional Information andWhere to Find It In connection with the proposed transaction, ODNB intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of ODNB common stock to be issued in connection with the proposed transaction. The Registration Statement will include a joint proxy statement of ODNB and NACB, which also constitutes a prospectus of ODNB (the “Joint Proxy Statement/Prospectus”) that will be sent to shareholders of ODNB and shareholders of NACB seeking certain approvals related to the proposed transaction. Each of ODNB and NACB may file with the SEC other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF ODNB AND NACB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ODNB, NACB AND THE PROPOSED TRANSACTION. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus, as well as other filings containing information about ODNB and NACB, may be obtained after their filing at the SEC’s website (http://www.sec.gov). In addition, free copies of the Registration Statement and Joint Proxy Statement/Prospectus, when available, also may be obtained by directing a request by email or mail to ODNB at shareholders@odnbank.com or 8607 Westwood Center Drive, Suite 400, Tysons Corner, VA 22182, Attention: Investor Relations. These documents also may be obtained by directing a request to NACB at 316 Pennsylvania Avenue, SE, Suite 402, Washington, DC 20003, by telephone at 202-851-4483, or by accessing NACB’s website at https://www.nationalcapitalbank.bank under “About Us - Investor Relations”. The information on ODNB’s and NACB’s websites is not, and shall not be deemed to be, a part of this presentation or incorporated into other filings either company makes with the SEC. This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities of ODNB or NACB or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation ODNB, NACB and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of ODNB and shareholders of NACB in connection with the proposed transaction. Information about the interests of the directors and executive officers of ODNB and NACB and other persons who may be deemed to be participants in the solicitation of shareholders of ODNB and shareholders of NACB in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Free copies of this document, when available, may be obtained as described in the preceding paragraph. Pro Forma Forward-Looking Data Neither ODNB’s nor NACB’s independent registered public accounting firms have studied, reviewed or performed any procedures with respect to the pro forma forward-looking financial data for the purpose of inclusion in this presentation, and, accordingly, neither have expressed an opinion or provided any form of assurance with respect thereto for the purpose of this presentation. These pro forma forward-looking financial data are for illustrative purposes only and should not be relied on as necessarily being indicative of future results. The assumptions and estimates underlying the pro forma forward-looking financial data are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those in the “Cautionary Note Regarding Forward-Looking Statements” disclaimer on slide 2 of this presentation. Pro forma forward-looking financial data is inherently uncertain due to a number of factors outside of ODNB’s and NACB’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the proposed transaction or that actual results will not differ materially from those presented in the pro forma forward-looking financial data. Inclusion of pro forma forward-looking financial data in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

4 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 4 SHARED VALUES. BUILT ON RELATIONSHIPS. HONORING A LEGACY. “By bringing together two organizations that share a commitment to high care and high accountability, we are creating a stronger, relationship-based bank that combines the strengths, values, and deep community ties of both institutions. This exciting new chapter honors the legacy and relationships that have defined Washington’s oldest bank for generations, while creating new opportunities to build upon a compelling growth story for the combined company. Together, we will expand career opportunities for employees, empower our teams to deliver sophisticated solutions with personalized service to our customers, enhance shareholder value through greater earnings power and increased liquidity on a national securities exchange, and deepen our commitment to the communities we serve. I look forward to Randy stepping into the role of Chairman, having previously worked together as executive officers and known each other for more than a dozen years.” – Mark Merrill, Chairman and Chief Executive Officer of ODNB “ODNB and NACB are both community-focused organizations, with similar cultures and commitments to our customers. This merger brings together two great management teams who focus on providing remarkable client experiences, building lasting relationships and helping individuals and businesses reach their financial goals. The combined bank will remain committed to the relationships that we have developed over many decades of serving our communities. With greater scale, expanded resources, higher loan limits, and broader geographic reach, we will be better positioned to serve customers, support employees with additional career opportunities, deepen our presence in existing markets, and expand more effectively into the markets we seek to serve.” – Richard (Randy) Anderson, Jr., Chairman of NACB

5 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 5 Charlottesville TRANSACTION RATIONALE Note: NACB’s wealth management group operates from the same address as its Capitol Hill full-service branch 1) Excludes impact of merger adjustments and transaction related expenses. Financial data as of the period ended 3/31/2026 2) Pro forma financial metrics include the impact of merger adjustments and transaction related expenses as seen on slide 12 based on ODNB and NACB management projections 3) Map not adjusted to scale Greater Scale and Competitive Positioning(1) $2.4B Assets $1.9B Gross Loans $2.0B Deposits ✓ Broadens franchise across the D.C. metro market through established local presence ✓ One of the nation’s largest metropolitan markets, with approximately 6.5 million residents ✓ Enhances geographic diversification for NACB’s shareholders and customers beyond legacy footprint ✓ Solidifies the combined company in an attractive, higher-income operating market In-Market Transaction in the Greater D.C. Metro Area Exceptional Financial Metrics (2) ✓ Builds a more diversified franchise across markets and customer segments ✓ Adds a complementary lower-cost deposit base, enhancing overall funding quality ✓ Pro forma wealth management group with $1.1 billion in AUM ✓ Strengthens the combined company’s operating profile through greater loan and deposit diversification along with a higher legal lending limit ✓ Supports more consistent long-term growth through a more balanced and resilient franchise Pro Forma Franchise Highlights 3.4 TBV Earnback Period (Years) 1.2% Est. First Full Year ROAA $1.94 Est. First Full Year EPS >50% Est. First Full Year EPS Accretion Pro Forma Branch Map(3) Branch (4) Branch (6) LPO (1) Wealth Mgmt. (1) Wealth Mgmt. (1)

6 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 6 Financial Detail as of March 31, 2026 Charlottesville SNAPSHOT OF ODNB FINANCIAL CORPORATION (“ODNB”) Source: S&P Capital IQ Pro, financial data as of the period ended 3/31/2026 (1) Bank level regulatory data o ODNB Financial Corporation is headquartered in Tysons Corner, VA and is the holding company for Old Dominion National Bank o Originally founded in 2007, the bank was recapitalized in 2016, led by Mark Merrill, Jack Infield and Kevin Albrigo. Since then, ODNB has raised $119.2 million of common equity in four oversubscribed private placement offerings o The bank provides full-service relationship banking across the Washington, D.C. Metro Area, Central Virginia, and Central Pennsylvania (through Centre1st Bank, a division of Old Dominion National Bank) o Disciplined, talent-driven expansion strategy centered on building premier local banking with deep market expertise in attractive, growth-oriented regions o Demonstrated track record of consistent, high-quality organic growth; since 2016 assets have grown from $47.3 million to $1.6 billion, representing a CAGR of 41.2% Balance Sheet ($ in millions) Total Assets $1,622 Gross Loans HFI $1,331 Deposits $1,317 Gross Loans / Deposits 101% Reserves / Gross Loans 0.92% Bank Performance Ratios Net Interest Margin (LTM)(1) 2.94% Efficiency Ratio (LTM) (1) 63.8% ROAA (LTM)(1) 0.83% Capitalization TCE / TA (Hold. Co.) 9.2% Tier 1 Leverage Ratio (Bank-Level) 12.0% Tier 1 Ratio (Bank-Level) 14.1% Total RBC Ratio (Bank-Level) 15.0% Overview of ODNB Financial Corporation Geographic Footprint Branch (6) LPO (1) Wealth Mgmt. (1)

7 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 7 SNAPSHOT OF NATIONAL CAPITAL BANCORP, INC. (OTCID: NACB) Source: S&P Capital IQ Pro, financial data as of the period ended 3/31/2026 Note: NACB’s wealth management group operates from the same address as its Capitol Hill full-service branch Financial Detail as of March 31, 2026 o National Capital Bancorp, Inc. is headquartered in Washington, D.C. and is the holding company for The National Capital Bank of Washington o The bank was founded in 1889 and is a long-established community banking franchise operating four branches across Washington, D.C., Maryland, and Virginia o Provides commercial and residential lending, wealth management, and treasury management services and is recognized as “Washington’s Oldest Bank” o Established and successful wealth management group o Represents a $735 million banking franchise with a strategic footprint that has grown at a 6.4% asset CAGR since 2017 Overview of National Capital Bancorp, Inc. Geographic Footprint Branch (4) Wealth Mgmt. (1) Balance Sheet ($ in millions) Total Assets $735 Gross Loans HFI $530 Deposits $651 Gross Loans / Deposits 82% Reserves / Gross Loans 1.16% Performance Ratios Net Interest Margin (LTM) 3.58% Efficiency Ratio (LTM) 59.8% ROAA (LTM) 0.88% Capitalization TCE / TA (Hold. Co.) 9.3% Tier 1 Leverage Ratio (Bank-Level) 11.3% Tier 1 Ratio (Bank-Level) 16.3% Total RBC Ratio (Bank-Level) 17.5%

8 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 8 2026 Pop. Change 2026 Rank MSA MSA Pop. 2020-2026 (%) Median HHI ($) 1 New York-Newark-Jersey City, NY-NJ 20,050,150 (0.16%) $105,148 2 Los Angeles-Long Beach-Anaheim, CA 12,906,615 (2.23%) $102,146 3 Chicago-Naperville-Elgin, IL-IN 9,433,066 (0.17%) $97,107 4 Dallas-Fort Worth-Arlington, TX 8,568,977 12.20% $96,369 5 Houston-Pasadena-The Woodlands, TX 7,990,775 11.76% $87,067 6 Miami-Fort Lauderdale-West Palm Beach, FL 6,570,700 7.04% $86,866 7 Atlanta-Sandy Springs-Roswell, GA 6,500,242 6.48% $95,870 8 Washington-Arlington-Alexandria, DC-VA-MD-WV 6,499,923 3.53% $131,627 9 Philadelphia-Camden-Wilmington, PA-NJ-DE-MD 6,354,442 1.75% $95,664 10 Phoenix-Mesa-Chandler, AZ 5,285,762 9.08% $95,166 Pro Forma MSA ATTRACTIVE MARKET POSITIONING Source: S&P Capital IQ Pro, FRED, U.S. Census Bureau, U.S. Bureau of Labor, Penn State University News, AstraZeneca Note: Census data based on latest available economic information, unemployment data as of April 2026 Top 10 U.S. MSAs by Population Washington, D.C. Metro Area State College, PA Charlottesville, VA 6.5M Population 3.9% Unemployment Rate 160k Population 2.8% Unemployment Rate 230k Population 3.3 % Unemployment Rate o Washington, D.C. offers scale, affluence, and talent, with 6.5 million residents, ~$132k median household income (highest of Top 10 MSAs) and 56% bachelor’s attainment o Delivers exceptional commercial depth, with 20 Fortune 500 companies, 159k employer establishments and 314k federal employees across the region Washington, D.C. Metro Area o State College is anchored by Pennsylvania State University, driving $15.8 billion of annual economic impact and supporting nearly 110k jobs statewide o Pairs educational attainment with economic stability, with 68% bachelor’s attainment and 2.8% unemployment State College, PA o Charlottesville offers an attractive demographic profile supported by Charlottesville’s status as home to the University of Virginia, with ~$75k median household income and 63% bachelor’s attainment o Benefits from a healthy labor market and meaningful investment, with 3.3% unemployment and AstraZeneca’s planned $4.5 billion biopharmaceutical manufacturing project in Albemarle County Charlottesville, VA

9 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 9 Rank Institution (State) Branch Count Total Assets Total Deposits Asset Growth (1-Year) 1 Capital One Financial Corp. (VA) 5 8 $ 682,905,000 $ 489,053,000 +38.4% 2 Eagle Bancorp Inc (MD) 1 3 $ 9,954,281 $ 8,591,499 -12.0% 3 Forbright Inc. (MD) 4 $ 8,233,060 $ 7,138,208 +13.0% 4 Burke & Herbert Finl Svcs Corp (VA) 3 2 $ 7,927,711 $ 6,332,265 +1.1% 5 Primis Financial Corp. (VA) 4 $ 4,256,668 $ 3,423,065 +15.1% 6 Capital Bancorp Inc. (MD) 4 $ 3,808,467 $ 3,292,047 +13.7% 7 ODNB & NACB 6 $ 2,357,327 $ 1,967,597 +9.2% 7 John Marshall Bancorp Inc. (VA) 8 $ 2,352,350 $ 1,987,728 +3.5% 8 FVCBankcorp Inc. (VA) 7 $ 2,335,434 $ 2,027,735 +4.2% 9 MainStreet Bcshs (VA) 7 $ 2,223,293 $ 1,914,725 +0.0% 1 0 Chain Bridge Bancorp Inc. (VA) 1 $ 1,918,674 $ 1,735,023 +11.1% 12 ODNB Financial Corporation (VA) 2 $ 1,621,981 $ 1,316,934 +12.5% 21 National Capital Bancorp, Inc. (DC) 4 $ 735,346 $ 650,663 +2.6% 2 2 JSB Financial Inc. (WV) 3 $ 577,617 $ 535,960 +6.1% 2 3 Woodsboro Bank (MD) 5 $ 469,634 $ 433,306 +5.9% 2 4 Founders Bank (DC) 2 $ 382,363 $ 312,101 +4.9% Total For Institutions In Market 207 $ 740,035,270 $ 537,403,105 +34.9% Out of 24 Institutions (2) CREATING THE 7TH LARGEST D.C. MSA HEADQUARTERED BANK Source: S&P Capital IQ Pro (1) D.C. MSA branches (2) Represents total assets and deposits, not limited to the D.C. MSA. GAAP and regulatory financial data as of 3/31/2026. Dollars in thousands (3) Excludes impact of merger adjustments and purchase accounting (4) Bank level regulatory data (5) Deposit market share data as of 6/30/2025 (3) (2) (2) Pro Forma Asset Ranking – D.C. MSA HQ’d Banks (1) (4) (4) (4) Pro Forma MSAs Pro Forma Deposit Market Share(5) Washington-Arlington-Alexandria, D.C.-VA-MD-WV, MSA State College, PA MSA Charlottesville, VA MSA Deposits Branches Market Share Rank $1.5B 6 0.48% 21 $219M 1 4.79% 7 $82M 2 1.35% 10

10 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 10 Construction & Development 11.3% 1-4 Family 27.0% Multifamily 8.8% Non-Owner Occupied CRE 29.0% Owner-Occupied CRE 9.1% Commercial & Industrial Farm & Ag. 14.6% 0.1% Consumer 0.1% Construction & Development 13.9% 1-4 Family 31.0% Multifamily 8.8% Non-Owner Occupied CRE 28.3% Owner-Occupied CRE 10.8% Commercial & Industrial 7.2% Construction & Development 10.2% 1-4 Family 25.4% Multifamily 8.8% Non-Owner Occupied CRE 29.3% Owner-Occupied CRE 8.5% Commercial & Industrial 17.5% Farm & Ag. 0.2% Consumer 0.1% Noninterest-Bearing Demand 21.3% NOW & Interest-Bearing Demand 26.7% MMDA 24.1% Savings 0.3% CDs < $100k 1.8% CDs > $100k 25.9% Noninterest-Bearing Demand 27.3% NOW & Interest-Bearing Demand 12.8% MMDA 37.1% Savings 3.0% CDs < $100k 3.9% CDs > $100k 16.0% Noninterest-Bearing Demand 23.2% NOW & Interest-Bearing Demand 22.1% MMDA 28.4% Savings 1.2% CDs < $100k 2.5% CDs > $100k 22.6% NACB PRO FORMA LOAN & DEPOSIT COMPOSITION Source: S&P Capital IQ Pro, bank level financial data as of the quarter ended 3/31/2026 (1) Excludes impact of merger adjustments and purchase accounting ODNB Pro Forma(1) MRQ Loan Yield: 5.83% MRQ Loan Yield: 5.54% MRQ Loan Yield: 5.75% Loan Composition Deposit Composition MRQ Cost of Deposits: 2.67% MRQ Cost of Deposits: 1.34% MRQ Cost of Deposits: 2.22% Loan / Deposit Ratio: 101% Loan / Deposit Ratio: 82% Loan / Deposit Ratio: 94% $1.3B $0.5B $1.9B $1.3B $0.7B $2.0B

11 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 11 Structure o Holding Company: ▪ NACB merges into ODNB, with ODNB surviving as the bank holding company ▪ At closing, ODNB will change its name to National Capital Bancorp, Inc. o Bank Merger: Old Dominion National Bank merges into The National Capital Bank of Washington, with The National Capital Bank of Washington surviving o Public Listing: At closing, the combined entity is expected to be an SEC-filer and listed on NASDAQ or the NYSE with the ticker symbol “NACB” Ownership o Approximate ownership 68% ODNB / 32% NACB(1) Merger Consideration / Election Options o Shareholders of NACB will have the opportunity to elect from the following merger consideration options: ▪ 100% Stock Consideration with an exchange ratio of 5.2390 shares of ODNB common stock for each share of NACB owned with an implied value of $85.08 per share(2) ▪ 100% Cash Consideration at $83.00 per share, up to a maximum of 12,048 shares per shareholder and 10% cap on Cash/Total Consideration ▪ 90% Stock / 10% Cash up to a maximum of 12,048 shares per shareholder and 10% cap on Cash/Total Consideration. Aggregate transaction value of $97.8 million, or implied price per share of $84.87(2) CEO and President o Holding Company and Bank Chief Executive Officer: Mark Merrill o Holding Company President: Jack Infield o Bank President: Mark Merrill Board Composition o Non-Executive Holding Company and Bank Chairman: Randy Anderson o 10 directors from ODNB and 7 directors from NACB or The National Capital Bank of Washington Brand & Headquarters o Holding Company: ODNB Financial Corporation (headquartered in Tysons Corner, VA) to be renamed National Capital Bancorp, Inc. o Bank: The National Capital Bank of Washington (headquartered in Washington, D.C.) Timing & Approvals o Timing: Anticipated closing in Q4 2026 o Approvals: Subject to ODNB and NACB shareholder approvals and required regulatory approvals TRANSACTION OVERVIEW 1) Based on 90% stock / 10% cash merger consideration 2) Based on ODNB implied share price of $16.24

12 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 12 KEY TRANSACTION ASSUMPTIONS 1) This is the equivalent of NACB’s current $0.26 quarterly dividend per share for NACB shareholders that elect stock merger consideration CECL o CECL reserve of $9.7 million, or 1.83% of total loans (no double count with credit marks) Investment Securities o AFS securities portfolio write-down of $7.5 million, no impact to equity at close, accreted over 5 years sum-of-the-years-digits o HTM securities portfolio write-down of $8.1 million accreted over 5 years sum-of-the-years-digits Other Purchase Accounting Marks o Loan portfolio write-down of $15.3 million with 98% accreted over 3 years sum-of-the-years-digits o Write-up of two owned buildings of $9.9 million amortized over 30 years straight-line Cost Savings o Cost savings of approximately 14% of ODNB and NACB’s combined annual non-interest expense o Phased in 75% in 2027 and 100% thereafter o $5.4 million of cost savings in 2027 and $7.8 million in 2028 Merger Costs o One-time merger expenses of approximately $8.1 million pre-tax Other Assumptions o Core deposit intangible of $19.6 million amortized over 10 years sum-of-the-years-digits o ODNB initiates a $0.05 quarterly dividend per share post-merger(1) o Pre-tax cost of cash of 3.75% o Assumes marginal tax rate of 21.0%

13 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 13 ESTIMATED PRO FORMA FINANCIAL METRICS(1) Note: Pro forma financial metrics include the impact of merger adjustments and transaction related expenses as seen on slide 12 1) Estimated financial impact presented for illustrative purposes only. Based on 90% stock / 10% cash merger consideration and transaction closing at the end of Q4 2026. Pro forma data is subject to various assumptions and uncertainties. See “Forward Looking Statements” and “Disclaimer” on slides 2-3 for additional information. 2) TBV earnback period based on crossover method Tangible Common Equity Ratio (Hold. Co.) 7.9% Leverage Ratio (Bank) 10.6% CET-1 Ratio (Bank) 12.7% Total RBC Ratio (Bank) 13.3% Pro Forma Financial Impact to ODNB Pro Forma Capital at Close EPS Accretion (2027) 53% IRR 20.0% TBV Earnback Period(2) 3.4 Years TBV Dilution 15.1%

14 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 14 COMPREHENSIVE DUE DILIGENCE PROCESS ✓ Leveraged historical M&A experience from prior institutions to guide and inform the diligence process ✓ Conducted comprehensive reviews across key functional areas for both institutions ✓ Performed reciprocal due diligence by both management teams to evaluate each franchise on a like-for-like basis ✓ Engaged third-party advisors to support purchase accounting and loan portfolio diligence ✓ Held in-person and virtual diligence sessions between management teams across primary diligence focus areas ✓ Supplemented internal diligence efforts with external advisory support to ensure full functional coverage Commercial Banking Retail Banking & Consumer Lending Wealth Management Credit & Loan Review Risk Management Compliance & Audit Finance & Accounting Treasury Tax Technology Operations Facilities Marketing Human Resources Legal Comprehensive Loan Review Diligence Focus Areas Significant Portion of Both Loan Portfolios Reviewed o Engaged third-party advisor to conduct loan reviews of both banks and provide an external portfolio assessment o Performed cross-sectional analysis of portfolio performance, including evaluation of loan structure, terms and borrower debt service capacity o Reviewed underwriting standards and credit discipline to assess consistency and risk management practices o Evaluated Special Mention, Substandard and Non-Accrual credits as a part of targeted credit review o Analyzed all significant borrower relationships to assess concentration risk and overall exposure profile

15 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 15 o Significant earnings accretion and limited TBV earnback period o Enhances long-term earnings power through greater scale, improved operating leverage and identified synergy opportunities o Strengthens franchise value by combining complementary customer bases, diverse markets and operating platforms o Improves strategic flexibility by creating a larger, more competitive institution with broader growth capacity o Expands product capabilities across a broader platform o Increases capacity to support larger and more complex relationships while maintaining a local, relationship-driven service model o Supports continued investment in technology, delivery channels and capabilities to enhance customer experience o Expanded wealth management capability o Builds a stronger and more diversified bank with enhanced capacity to support local markets o Extends ability to invest in community lending, local relationships and market presence across the footprint o Positions the bank for long-term stability through increased scale, stronger earnings capacity and a more resilient operating profile o Combines organizations with compatible cultures, community banking values and similar operating philosophies o Creates broader opportunities for employee development, specialization and advancement across a larger franchise o Improves ability to attract and retain talent through enhanced scale, resources and long-term growth prospects Shareholder Value Customer Benefits Employees & Culture Communities & Franchise COMBINATION IS BENEFICIAL TO ALL STAKEHOLDERS

16 26 50 96 155 195 217 150 159 167 69 144 184 51 62 72 155 130 26 233 210 117 248 240 209 16 INVESTMENT THESIS AND TRANSACTION SUMMARY Key Transaction Drivers o Significant EPS accretion drives meaningful improvement in net income, profitability metrics, and dividend capacity o Combines two banks with attractive non-interest bearing deposit bases o Creates a stronger combined franchise with enhanced balance sheet profile and greater revenue diversification o Maintains a well-capitalized balance sheet and enhances liquidity through a fully public company traded on NASDAQ or NYSE o Combines institutions with compatible management cultures and adds meaningful depth across the executive team, a number of whom have worked together previously o Positions the franchise for continued expansion in attractive contiguous markets o Benefits from management’s prior M&A experience, supporting transaction execution and integration planning Partnership of Complementary Community Banks Leverages Management’s Prior Integration Experience Attractive Financial Impact Objectives Strengthens Presence in Contiguous Markets Enhances Liquidity, Dividend and Potential Valuation for Shareholders Transaction Summary